Exhibit 99.1

ironSource Announces Record Third Quarter 2021 Results

Record Revenue of $140 million, 60% year-over-year growth

Record Adjusted EBITDA of $51 million, 36% Adjusted EBITDA margin

Dollar-based net expansion rate of 170%

Raised full year 2021 revenue outlook to $535-$540 million

Announced entry into definitive agreements to acquire Tapjoy and Bidalgo to further expand ironSource platform offering

TEL AVIV, Israel, November 10, 2021 – ironSource (NYSE: IS) (“ironSource” or the “Company”), a leading business platform for the App Economy, today announced financial results for the three months ended September 30, 2021. In addition, the Company provided its initial outlook for the fourth quarter ending December 31, 2021 and updated guidance for the full year 2021.

“We’ve had an excellent quarter, with record revenue of $140 million, growing 60% year-over-year, and a dollar-based net expansion rate of 170%,” said Tomer Bar Zeev, CEO and co-founder of ironSource. “Our strong execution, despite the industry challenges around IDFA is a tribute to our scale and technology advantage, and this growth is ultimately a testament to the strength of our platform-based approach to the App Economy. Beyond strong organic growth, this approach has also driven our M&A strategy, with the announcement of two strategic acquisitions designed to deepen and expand our platform offering to increase our stickiness with customers.”

Third Quarter 2021 Financial Highlights:

•	Total revenue of $140 million, an increase of 60% year-over-year.

•	GAAP Net Income of $19 million.

•	Adjusted EBITDA[1] of $51 million, an increase of 70% year-over-year.

•	Adjusted EBITDA margin[1] of 36%.

•	Dollar-based net expansion rate of 170%, compared to an average of 157% for the last 10 quarters.

•	332 customers each contributing more than $100,000 of revenue in the trailing 12 months representing 95% of total revenue for the third quarter ended September 30, 2021.

•	Net cash for the third quarter ended September 30, 2021 was $788 million.

[1]

Adjusted EBITDA and Adjusted EBITDA margin are financial measures that are not required by, or presented in accordance with, U.S. GAAP. Please see Annex A of this release for a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure stated in accordance with GAAP for each of the periods presented. We calculate Adjusted EBITDA margin as Adjusted EBITDA divided by revenue.

Third Quarter 2021 Corporate Highlights:

•

Announced the entry into a definitive agreement to acquire Tapjoy, a leading mobile advertising and app monetization company, in October for approximately $400 million. The acquisition of TapJoy is expected to deepen the ironSource platform offering and further our expansion to apps beyond games.

•	Announced the entry into a definitive agreement to acquire Bidalgo, a software company, in October which is expected to enable us to offer ironSource customers a full-stack marketing solution.

•	Announced partnership with Vodafone in the EU. The partnership includes integrating the ironSource Aura solution suite on Vodafone devices across Europe, including in the UK, Germany, Spain and Italy.

•	Announced two products that support app developers in the new iOS era.

Business Outlook:

ironSource is introducing fourth-quarter guidance and raising previously-issued guidance for the fiscal year ending December 31, 2021 which does not include any pending announced acquisitions as follows:

Fourth quarter of fiscal 2021:

•	Total revenue is expected to be between $140M and $145M, representing 32% YoY growth at the midpoint.

•	Adjusted EBITDA is expected to be between $50M and $52M, representing 57% YoY growth at the midpoint.

Full-year fiscal 2021:

•	Total revenue is expected to be in the range of $535M to $540M, representing 62% YoY growth at the midpoint.

•	Adjusted EBITDA is expected to be in the range of $186M to $188M, representing 81% YoY growth at the midpoint.

($ in millions)	Q4 21 Guidance	Prior FY21 Guidance	Updated FY21 Guidance
Revenue	$140-$145	$510-$520	$535-$540
Revenue Y/Y growth Rate	29%-34%	54%-57%	61%-63%
Adjusted EBITDA	$50-$52	$173-$178	$186-$188
Adjusted EBITDA Margin	34%-37%	33%-35%	34%-35%
Fully Diluted shares outstanding	~1.1B shares

Conference Call Information:

ironSource will host a conference call and live webcast for analysts and investors at 8:30 a.m. Eastern Time on November 10, 2021.

Parties in the United States can access the call by dialing 1-844-200-6205, using conference code 839290. International parties can access the call by dialing + 1 929 526 1599, using conference code 839290.

The webcast will be posted on on ironSource’s investor relations website at investors.is.com shortly after the call and will remain accessible for one year. A telephonic replay of the conference call will be available through December 8, 2021. To access the replay, please click here and enter the access code 520882.

Q4 Conference Schedule:

ironSource management is scheduled to participate in the following conferences:

•	Jefferies Global Interactive Entertainment Conference on November 11th

•	1st Annual Needham Consumer Tech/E-commerce Conference on November 22nd

•	Credit Suisse 25th Annual Technology Conference on November 30th

•	Wells Fargo Virtual 5th Annual TMT Summit on December 1st

•	Wedbush Winter Games Conference on December 9th

•	New Companies on Wall Street Israel Oppenheimer Conference on December 12th

Key Metrics and Non-GAAP Financial Measures

ironSource monitors the key business metrics set forth below to help evaluate the business and growth trends, establish budgets, measure the effectiveness of sales and marketing efforts, and assess operational efficiencies. The calculation of the key metrics discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors.

Customers Contributing More than $100,000 of Revenue

ironSource’s larger customer relationships drive scale, improved unit economics and operating leverage in its business model, which improves ironSource’s solutions and thereby increases the value proposition to all of ironSource’s customers. To measure ironSource’s ability to scale with its customers and attract large enterprises to its platform, ironSource counts the number of customers that contributed more than $100,000 in revenue in the trailing 12 months. ironSource’s gross customer retention rate is calculated by comparing two twelve month periods to see how many customers in the previous period remain active customers in the current period. ironSource’s customer count is subject to adjustments for acquisitions, consolidations, spin-offs and other market activity.

Dollar-Based Net Expansion Rate

ironSource believes the growth in the use of its platform by existing customers is an important measure of the health of its business and future growth prospects. ironSource monitors its performance in this area using an indicator management refers to as dollar-based net expansion rate. ironSource calculates dollar-based net expansion rate for a period by dividing current period revenue from a set of customers by prior period revenue of the same set of customers. Prior period revenue is the trailing 12-month revenue measured as of such prior period end. Current period revenue is the trailing 12-month revenue from the same customers as of the current period end. Management’s calculation of dollar-based net expansion rate includes the effect of any customer renewals, expansion, contraction and churn, but excludes revenue from new customers.

Adjusted EBITDA and Adjusted EBITDA Margin

ironSource defines Adjusted EBITDA as income from continuing operations, net of income taxes, as adjusted for income taxes, financial expenses, net and depreciation and amortization, further adjusted for assets impairment, share-based compensation expense and fair value adjustment related to contingent consideration, acquisition-related costs and offering costs. ironSource defines Adjusted EBITDA Margin as Adjusted EBITDA calculated as a percentage of revenue. Adjusted EBITDA and Adjusted EBITDA Margin are included in this press release because they are key metrics used by management and our board of directors to assess our financial performance. Adjusted EBITDA and Adjusted EBITDA Margin are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. ironSource management believes that Adjusted EBITDA and Adjusted EBITDA Margin are appropriate measures of operating performance because each eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP measures of our financial performance and should not be considered as alternatives to net loss as a measure of financial performance, as alternatives to cash flows from operations as a measure of liquidity, or as alternatives to any other performance measure derived in accordance with GAAP. Adjusted EBITDA and Adjusted EBITDA Margin should not be construed as inferences that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and Adjusted EBITDA Margin are not intended to be measures of free cash flow for management’s discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and Adjusted EBITDA Margin as supplemental measures. Our measures of Adjusted EBITDA and Adjusted EBITDA Margin are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation. For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company has not reconciled its Adjusted EBITDA guidance to net income because net income is not accessible on a forward-looking basis. Certain items that impact Adjusted EBITDA are out of the Company’s control and/or cannot be reasonably predicted. These items include, but are not limited to, share based compensation expenses. These items are uncertain, depend on various factors, and could have a material impact on GAAP reported results for the guidance period. Accordingly, a reconciliation to net income is not available without unreasonable effort. For more information regarding the non-GAAP financial measures discussed in this release, please see Annex A of this release for the reconciliations of GAAP financial measures to non-GAAP financial measures.

About ironSource

ironSource (NYSE: IS) is a leading business platform that enables mobile content creators to prosper within the App Economy. App developers use ironSource’s platform to turn their apps into successful, scalable businesses, leveraging a comprehensive set of software solutions which help them grow and engage users, monetize content, and analyze and optimize business performance to drive more overall growth. The ironSource platform also empowers telecom operators to create a richer device experience, incorporating relevant app and service recommendations to engage users throughout the lifecycle of the device. By providing a comprehensive business platform for the core constituents of the app economy, ironSource allows customers to focus on what they do best, creating great apps and user experiences, while enabling their business expansion in the App Economy. For more information please visit www.is.com

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to ironSource’s current expectations and views of future events, including the expected benefits of the Tapjoy and Bidalgo acquisitions. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

(i) volatility in the price of the ironSource’s securities due to a variety of factors, including changes in the competitive industry in which ironSource operates, variations in performance across competitors, changes in laws and regulations affecting ironSource’s business and changes in its capital structure; (ii) ironSource’s ability to implement its business plans, forecasts, and other expectations, and to identify and realize additional opportunities; (iii) ironSource’s markets are rapidly evolving and may decline or experience limited growth; (iv) ironSource’s reliance on operating system providers and app stores to support its platform; (v) ironSource’s ability to compete effectively in the markets in which it operates; (vi) ironSource’s quarterly results of operations may fluctuate for a variety of reasons; (vii) failure to maintain and enhance the ironSource brand; (viii) ironSource’s dependence on its ability to retain and expand its existing customer relationships and attract new customers; (ix) ironSource’s reliance on its customers that contribute more than $100,000 of annual revenue; (x) ironSource’s ability to successfully and efficiently manage its current and potential future growth; (xi) ironSource’s dependence upon the continued growth of the app economy and the increased usage of smartphones, tablets and other connected devices; (xii) ironSource’s dependence upon the success of the gaming and mobile app ecosystem and the risks generally associated with the gaming industry; (xiii) ironSource’s, and ironSource’s competitors’, ability to detect or prevent fraud on its platforms; (xiv) failure to prevent security breaches or unauthorized access to ironSource’s or its third-party service providers data; (xv) the global scope of ironSource’s operations, which are subject to laws and regulations worldwide, many of which are unsettled and still developing; (xvi) the rapidly changing and increasingly stringent laws, contractual obligations and industry standards relating to privacy, data protection, data security and the protection of children; (xvii) the effects of health epidemics, including the COVID-19 pandemic; and (xviii) other risk factors set forth in the section titled “Risk Factors” in ironSource’s Prospectus filed with the Securities and Exchange Commission on October 5, 2021, and other documents filed with or furnished to the SEC.

ironSource cautions you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this communication. Except as required by law, ironSource does not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that ironSource will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, in ironSource’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult.

Market, ranking and industry data used throughout this communication, including statements regarding market size and technology adoption rates, is based on the good faith estimates of ironSource’s management, which in turn are based upon ironSource’s management’s review of internal surveys, independent industry surveys and publications, including reports by Altman Solon, App Annie, AppsFlyer, Apptopia, eMarketer, Newzoo, Omdia and Sensor Tower and other third party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While ironSource is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed above.

Contact Information

Investor Relations

Daniel Amir

daniel.amir@is.com

+ 1 415-726-5900

Press

Melissa Zeloof

melissa@is.com

+972 58-421-1987

Source: ironSource

IRONSOURCE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except for number of shares and par value)

(Unaudited)

	September 30,	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$787,961	$200,672
Short-term deposits	—	17,627
Accounts receivable, net of allowances of $761 and $724 as of September 30, 2021 and December 31, 2020, respectively	188,994	151,503
Other current assets	32,920	15,711

Total current assets	1,009,875	385,513
Long-term restricted cash	2,912	2,415
Deferred tax assets	3,344	161
Operating lease right-of-use asset	32,306	36,780
Property, equipment and software, net	24,791	23,077
Investment in equity securities	20,000	—
Goodwill	205,842	79,156
Intangible assets, net	29,677	8,084
Other non-current assets	6,774	650

Total assets	$1,335,521	$535,836

IRONSOURCE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except for number of shares and par value)

(Unaudited)

	September 30	December 31,
	2021	2020
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$213,205	$155,476
Current maturities of long-term loan	—	9,725
Operating lease liabilities	6,002	7,429
Other current liabilities	38,991	34,034

Total current liabilities	258,198	206,664
Long-term loan, net of current maturities	—	74,684
Deferred tax liabilities	1,163	2,521
Long-term operating lease liabilities	28,655	32,241
Other non-current liabilities	1,555	280

Total liabilities	289,571	316,390

Commitments and contingencies
Shareholders’ equity:
Class A ordinary share, no par value; 10,000,000,000 shares authorized at September 30, 2021 and December 31, 2020; 631,082,097 and 320,133,022 issued and outstanding at September 30, 2021 and December 31, 2020, respectively (1)	—	—
Class B ordinary share, no par value; 1,500,000,000 shares authorized at September 30, 2021 and December 31, 2020; 384,150,417 and 320,133,022 issued and outstanding at September 30, 2021 and December 31, 2020, respectively (1)	—	—
2019 ordinary shares, NIS 0.01 par value, 25,006,298 authorized, issued and outstanding at December 31, 2020	—	72
Treasury shares, at cost, 6,745,955 Class A ordinary shares held at September 30, 2021	(67,460)	—
Additional paid-in capital (1)	1,007,271	152,251
Retained earnings	106,139	67,123

Total shareholders’ equity	1,045,950	219,446

Total liabilities and shareholders’ equity	$1,335,521	$535,836

(1)

Per share amounts have been adjusted, on a retroactive basis, for all periods presented, to reflect both the distribution of Class B ordinary shares and the Stock Split, together representing a ratio of 9.98 of each share.

IRONSOURCE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue	$140,446	$88,001	$395,195	$223,165
Cost of revenue	21,756	15,416	64,661	40,519

Gross profit	118,690	72,585	330,534	182,646

Operating expenses:
Research and development	24,073	12,851	67,644	34,451
Sales and marketing	51,001	29,805	151,903	77,216
General and administrative	20,212	6,353	56,445	19,836

Total operating expenses	95,286	49,009	275,992	131,503

Income from operations	23,404	23,576	54,542	51,143
Financial expenses, net	55	434	2,061	2,610

Income from continuing operations before income taxes	23,349	23,142	52,481	48,533
Income taxes	4,581	3,256	13,465	7,044

Income from continuing operations, net of income taxes	18,768	19,886	39,016	41,489
Income from discontinued operations, net of income taxes	—	6,991	—	31,779

Net income	$18,768	$26,877	$39,016	$73,268

Basic net income per ordinary share: (1)
Continuing operations	0.02	0.02	0.04	0.05
Discontinued operations	—	0.01	—	0.03

Basic net income per ordinary share	$0.02	$0.03	$0.04	$0.08

Weighted-average ordinary shares outstanding – basic	1,014,267,611	636,578,068	772,837,797	635,526,458

Diluted net income per ordinary share: (1)
Continuing operations	0.02	0.02	0.04	0.04
Discontinued operations	—	0.01	—	0.04

Diluted net income per ordinary share	$0.02	$0.03	$0.04	$0.08

Weighted-average ordinary shares outstanding – diluted	1,095,048,098	688,072,259	851,235,852	679,226,389

(1)

Per share amounts have been adjusted, on a retroactive basis, for all periods presented, to reflect both the distribution of Class B ordinary shares and the Stock Split, together representing a ratio of 9.98 of each share.

IRONSOURCE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Three months Ended September 30,		Nine months Ended September 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Cash flows from operating Activities
Net income from continuing operations	$18,768	$19,886	$39,016	$41,489
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,211	4,091	17,428	12,230
Share-based compensation expenses	20,327	2,250	57,801	7,591
Non-cash lease expense	(1,381)	330	(539)	320
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(676)	(436)	(815)	12
Gain on disposal of fixed assets	(17)	—	(17)	—
Interest accrued and other financial expenses	—	53	628	161
Deferred income taxes, net	194	(603)	(534)	(1,298)
Changes in operating assets and liabilities:
Accounts receivable	(2,150)	(9,118)	(41,016)	(14,381)
Other current assets	1,184	(1,125)	(17,460)	655
Other non-current assets	(2,017)	(625)	(10,054)	(2,167)
Accounts payable	43,401	14,321	63,769	17,256
Other current liabilities	7,220	4,844	5,667	4,428
Other long-term liabilities	(206)	(11)	1,275	31

Net cash provided by continuing operating activities	90,858	33,857	115,149	66,327
Net cash provided by (used in) discontinued operating activities	—	15,609	(5,168)	46,583

Net cash provided by operating activities	90,858	49,466	109,981	112,910

Cash flows from investing activities
Purchase of property, plant and equipment	(268)	(124)	(1,028)	(955)
Capitalized software development costs	(2,557)	(3,291)	(8,159)	(9,056)
Purchase of intangible assets	—	—	(1,950)	—
Consideration received from sale of fixed assets	21	—	21	—
Acquisitions, net of cash acquired	—	—	(90,184)	—
Purchase of equity investment	—	—	(20,000)	—
Investments in short-term deposits	—	(37,590)	—	(42,590)
Maturities of short-term deposits	—	5,000	17,590	13,100

Net cash used in continuing investing activities	(2,804)	(36,005)	(103,710)	(39,501)
Net cash used in discontinued investing activities	—	(1,214)	—	(4,154)

Net cash used in investing activities	(2,804)	(37,219)	(103,710)	(43,655)

Cash flows from financing activities
Repayment of long-term loan	—	(2,500)	(85,000)	(5,000)
Proceeds from Recapitalization transaction, net	(9,080)	—	663,813	—
Exercise of options	1,545	243	1,887	904

Net cash provided (used in) continuing financing activities	(7,535)	(2,257)	580,700	(4,096)
Net cash provided (used in) discontinued financing activities	—	—	—	—

Net cash provided (used in) financing activities	(7,535)	(2,257)	580,700	(4,096)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	676	436	815	(12)
Net change in cash and cash equivalents and restricted cash	80,519	9,990	586,971	65,159
Cash and cash equivalents and restricted cash at beginning of the period	709,678	145,940	203,087	91,219

Cash and cash equivalents and restricted cash at end of the period	$790,873	$156,366	$790,873	$156,366

Annex A

IRONSOURCE LTD.

Non-GAAP Financial Metrics

(U.S. dollars in thousands, except per share amounts)

The following tables show the Company’s non-GAAP financial metrics reconciled to the comparable GAAP financial metrics included in this release.

Reconciliation of GAAP to Non-GAAP net income from continuing operations, net of income taxes and net income per share:

	Q3 2021	Q3 2020
	(Unaudited)
GAAP Income from continuing operations, net of income taxes	$18,768	$19,886
Add:
Share-based compensation expense	20,327	2,250
Depreciation and amortization	6,211	4,091
Acquisition-related costs	959	—

Non-GAAP net income	$46,265	$26,227

Weighted-average ordinary shares outstanding—basic*	1,014,267,611	636,578,068

Basic Non-GAAP net income per ordinary share*	$0.05	$0.03

Weighted-average ordinary shares outstanding—diluted*	1,095,048,098	688,072,259

Diluted Non-GAAP net income per ordinary share*	$0.04	$0.03

*

Per share amounts have been adjusted, on a retroactive basis, for all periods presented, to reflect both the distribution of Class B ordinary shares and the Stock Split, together representing a ratio of 9.98 of each share.

Adjusted EBITDA and Adjusted EBITDA margin and a reconciliation of GAAP income from continuing operations, net of income taxes to Adjusted EBITDA:

	Q3 2021	Q3 2020
	(Unaudited)
GAAP Income from continuing operations, net of income taxes	$18,768	$19,886
Add:
Financial expenses, net	$55	$434
Income taxes	4,581	3,256
Share-based compensation expense	20,327	2,250
Depreciation and amortization	6,211	4,091
Acquisition-related costs	959	—

Adjusted EBITDA	$50,901	$29,917

Revenue	$140,446	$88,001

Income from continuing operations, net of income taxes margin	13%	23%

Adjusted EBITDA margin	36%	34%

Reconciliation of GAAP to Non-GAAP gross profit and gross profit margin:

	Q3 2021	Q3 2020
	(Unaudited)
GAAP gross profit	$118,690	$72,585
Add:
Share-based compensation expense	$320	$38
Depreciation and amortization	5,398	3,487

Non-GAAP gross profit	$124,408	$76,110

GAAP gross margin	85%	82%

Non-GAAP gross margin	89%	86%

Reconciliation of GAAP to Non-GAAP operating expenses:

	Q3 2021	Q3 2020
Research and development	(Unaudited)
GAAP research and development expense	$24,073	$12,851
Less:
Share-based compensation expense	$6,414	$706
Acquisition-related costs	79	—

Non-GAAP research and development expense	$17,580	$12,145

GAAP research and development expense as a percentage of revenue	17%	15%

Non-GAAP research and development expense as a percentage of revenue	13%	14%

	Q3 2021	Q3 2020
Sales and marketing	(Unaudited)
GAAP sales and marketing expense	$51,001	$29,805
Less:
Share-based compensation expense	$4,133	$911
Depreciation and amortization	445	231
Acquisition-related costs	129	—

Non-GAAP sales and marketing expense	$46,294	$28,663

GAAP sales and marketing expense as a percentage of revenue	36%	34%

Non-GAAP sales and marketing expense as a percentage of revenue	33%	33%

	Q3 2021	Q3 2020
General and administrative	(Unaudited)
GAAP general and administrative expense	$20,212	$6,353
Less:
Share-based compensation expense	$9,460	$595
Depreciation and amortization	368	373
Acquisition-related costs	751	—

Non-GAAP general and administrative expense	$9,633	$5,385

GAAP general and administrative expense as a percentage of revenue	14%	7%

Non-GAAP general and administrative expense as a percentage of revenue	7%	6%